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                                                      Contact: 317/962-6655
                                                      STANT CORPORATION
                                                      Thomas F. Plocinik
                                                      Sr. Vice President and
                                                      Chief Financial Officer

                                                      Contact: 716/857-3352
                                                      TRICO PRODUCTS CORPORATION
                                                      Christopher T. Dunstan
                                                      Vice Chairman and
                                                      Chief Financial Officer


FOR IMMEDIATE RELEASE                                           November 8, 1994

(SUGGESTED HEADLINE)

                   'STANT CORPORATION AGREES TO ACQUIRE TRICO
                PRODUCTS CORPORATION FOR $85 PER SHARE IN CASH'

Stant Corporation (NASDAQ:STNT), a leading manufacturer of automotive parts and tools, announced today that it has entered into a merger agreement with Trico Products Corporation (NASDAQ:TRCO), the leading manufacturer of windshield wiping systems worldwide. Under the terms of the agreement, unanimously approved by the Trico Board of Directors late Monday afternoon, Stant will commence a tender offer to purchase all outstanding shares of Trico common stock for $85 per share, net to the seller in cash. The tender offer will be conditioned upon, among other things, the tender of shares which represent at least two-thirds of the outstanding shares and certain regulatory approvals. The Oishei Family Charitable Foundation and other family trusts that own 33% of Trico's outstanding shares have agreed to tender their shares and have granted Stant an option to purchase their shares at the offer price. Following the tender offer, a merger will be consummated in



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which each share of Trico  common  stock not  purchased  pursuant  to the tender offer will be converted into the right to receive $85 in cash. The aggregate purchase price in the offer and merger will be approximately $160 million.

Stant and Trico expect that the necessary filings with the Securities and Exchange Commission in connection with the tender offer will be made early next week, and that these tender offer documents will be mailed to Trico's shareholders promptly thereafter.

Stant Corporation President and CEO, David R. Paridy said, 'We are delighted at the prospect of having Trico join our family of companies and intend to continue and build on Trico's worldwide reputation for excellence.'

Richard L. Wolf, Chairman and CEO of Trico Products, which is headquartered in Buffalo, NY, said, 'This alliance with Stant will enable Trico to meet the challenges of our industry. We have long been aware of Stant's outstanding position in the automotive industry and believe that this merger will enhance our position as a world class automotive supplier.'

Goldman Sachs advised Trico in this transaction.